SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

[ X ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Legg Mason
Profit Sharing and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of
The Legg Mason Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015, referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 17, 2016

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2015	2014
Assets
Investments, at fair value:
Interest bearing cash	$490,536	$1,188,159
Participant-directed investments	368,921,758	364,299,807
Total Investments, at fair value	369,412,294	365,487,966
Receivables
Company contributions receivable	5,445,320	4,775,424
Notes receivable from participants	3,012,465	2,996,647
Other	24	23
Total Receivables	8,457,809	7,772,094
Total Assets	377,870,103	373,260,060

Liabilities	—	—
Net Assets Available for Benefits	$377,870,103	$373,260,060
The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$11,552,881
Participants	13,044,633
Rollovers	1,150,468
Transfers In (Note 1)	23,983,986
Total Contributions	49,731,968
Investment income (loss)
Interest and dividend income	14,707,231
Net depreciation in fair value of investments	(26,283,264)
Total Investment Loss	(11,576,033)
Interest Income on Notes Receivable from Participants	121,722
Benefits Paid to Participants	(32,722,635)
Administrative Expenses	(123,206)
Transfers Out (Note 1)	(821,773)
Net Increase in Net Assets Available for Benefits	4,610,043
Net Assets Available for Benefits:
Beginning of the Year	373,260,060
End of the Year	$377,870,103
The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Notes to the Financial Statements
As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

1. DESCRIPTION OF THE PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a multiple-employer defined contribution plan covering substantially all employees of Legg Mason & Co., LLC ("LM & Co.") and affiliated participating companies (collectively "the Company") with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was most recently amended effective as of December 23, 2015 when two affiliate 401(k) plans were merged into the Plan (the "merger"). With that amendment, QS Investors became the third employer participating in the Plan. Effective January 1, 2016 the amendment also changed the definition of a covered employee. In regards to the merger, assets from the plans of QS Investors, LLC ("QS Investors") and Batterymarch Financial Management, Inc. ("Batterymarch") were transfered in as of June 1, 2015 and May 1, 2015, respectively, in connection with the acquisition of QS Investors (in May 2014) and the subsequent merger of Batterymarch into QS Investors. On December 1, 2015, the assets of former Batterymarch employees whose assets still remained in the previous Batterymarch plan were also transferred into the Plan.

An employee becomes eligible to participate in the Plan on his or her date of hire. Participants are immediately eligible to participate in the portion of the Plan that relates to voluntary participant contributions and Company matching contributions. Full-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on January 1 following the date of employment. Part-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on the earlier of (a) the January 1 following the first calendar year the participant completed 1,000 hours of service, as defined by the Plan, or (b) the January 1 or July 1 following the first anniversary of the employment start date if the participant completed 1,000 hours of service, as defined by the Plan, in the first year of employment. Participants may only receive Company profit sharing contributions if they were employed on the last day of the Plan year, or have retired, died, or become disabled during the Plan year.

Affiliated companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)
Citigroup, Inc. (December 1, 2005)
Brandywine Global Investment Management, LLC (July 1, 2008)
QS Investors, LLC (June 1, 2015)
Batterymarch Financial Management, Inc. (December 1, 2015)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code ("the Code").

B.
A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $18,000 for the year ended December 31, 2015. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company may make a discretionary matching contribution with each company pay period to all eligible employees. During 2015, the Company made a 100% match on the first 3% of eligible compensation and a 50% match on the next 3% of eligible compensation up to a maximum annual match of $10,000 per participant. Company matching contributions for 2015 totaled $6,975,573. The match is contributed on a per payroll basis, however, also allows for a true-up provision at the end of the Plan year whereby participants who have elected to change their deferral percentages throughout the year may not be maximizing the Company match. Employees must be employed at year end to receive the true-up contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The true-up provision allows the Company to make up for any match that may not have been realized as a result of the participants’ actions with their deferral rates during the Plan year.

Additionally, the Company, upon approval of the Board of Managers, may make discretionary profit sharing contributions to the Plan. Employees must be employed at year end to receive the profit sharing contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The Company approved a discretionary profit sharing contribution for 2015 of $4,577,308, in addition to $125,318 of reallocated forfeitures.

The discretionary profit sharing contributions and a portion of the Company matching contributions were remitted to the Plan subsequent to December 31, 2015 and 2014, and accordingly, are included as Company contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2015 and 2014.

Transfers

Occasionally employees relocate between LM & Co. and its affiliated entities, that do not participate in the Plan, resulting in a transfer of that employee's related assets to or from the Plan.

Transfers in during the period were related to the addition of employees from existing plans through QS Investors and Batterymarch into the Plan. Assets related to QS Investors and Batterymarch employees were transferred from the Ambrose Multiple Employer Retirement Savings Plan and the Batterymarch Financial Management Profit Sharing Retirement Plan, respectively.

Transfers out during the period were the result of employees relocating to another LM & Co. affiliate. The assets of the these employees were transfered from the Plan to the separately managed plan of the other LM & Co. affiliate.

Participant Accounts

Each participant’s account is participant-directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) any expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial or full Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are reallocated to continuing participants as additional Company contributions in the year in which they are forfeited. As of December 31, 2015 and 2014, unallocated forfeitures totaled $125,317 and $218,080, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2015, $218,259 in forfeitures were credited to participant accounts.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, or disability. In addition, the Plan allows for certain in-service withdrawals. Benefit payments from employer contribution accounts are available to actively employed participants after 60 months of participation in the Plan, and benefit payments from compensation deferral accounts are available after attainment of age 59 ½. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2015 and 2014 totaled $489,944 and $1,188,159, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000, less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates on the date of issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2015, the majority of expenses of the Plan were paid with Plan assets of which $119,506 were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by plan sponsors that do not want to pay plan expenses themselves, but still want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid investment expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net depreciation in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Interests in collective investment trusts: Valued at the net asset value (“NAV”) calculated on a daily basis by the administrator of the trusts.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Common stock: Valued at unadjusted quoted market share price within an active market.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$490,536	$—	$—	$490,536
Interests in registered investment companies	325,908,347	—	—	325,908,347
Interests in collective investment trusts	29,198,989	—	—	29,198,989
Money market deposit	4,247,369	—	—	4,247,369
Common stock	475,055	—	—	475,055
Unitized fund	—	9,091,998	—	9,091,998
Total Investments, at fair value as of December 31, 2015	360,320,296	9,091,998	—	369,412,294

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,188,159	$—	$—	$1,188,159
Interests in registered investment companies	341,552,249	—	—	341,552,249
Interests in collective investment trusts	6,662,361	—	—	6,662,361
Money market deposit	3,547,564	—	—	3,547,564
Common stock	729,382	—	—	729,382
Unitized fund	—	11,808,251	—	11,808,251
Total Investments, at fair value as of December 31, 2014	353,679,715	11,808,251	—	365,487,966

The Plan has adopted the updated GAAP valuation standard related to investment in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for an investment to be based on reported NAV if certain criteria are met and establishes additional disclosures related to these investments.  The Plan's investments in the unitized fund and in collective investment trusts are fair valued based on the reported unit value as of year-end. Due to the nature of the investments, the redemption frequency is daily and there are no required redemption notices.

The Plan's investments in collective investment trusts are target date funds that are referred to as Roadmap funds, which are valued at NAV. The Roadmap funds' investment strategies are to provide the highest total return through a combination of income and long-term asset appreciation. Each Roadmap fund's asset mix is designed to meet specific target retirement dates. As a secondary strategy the funds seek to reduce volatility during the period beginning 5 years before the target date through 5 years after the target date.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Recent Accounting Development

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I is not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to early adopt Part II, and it is to be applied retrospectively.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes certain disclosure requirements for investments that calculate net asset value per share and do not use the practical expedient. ASU 2015-07 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016, with earlier adoption permitted, and should be retrospectively applied to all periods presented. Management has not elected to adopt ASU 2015-07 early; however, management has assessed the future impact and determined that in the year of implementation it will remove investments that calculate net asset value per share as a practical expedient from the fair value hierarchy.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

3. INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a determination letter, dated December 30, 2015, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since the amendments covered in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2015 and 2014.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to examinations for Plan years prior to 2012.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Dispositions of 1,558 shares of Legg Mason, Inc. common stock with aggregate proceeds of $62,718 were made during 2015. There were no purchases of Legg Mason, Inc. common stock during 2015. The market value of Legg Mason, Inc. common stock held at December 31, 2015 and 2014 was $475,055 (12,109 shares) and $729,382 (13,667 shares), respectively.

Dispositions of 57,270 units with aggregate proceeds of $1,632,323, and purchases of 63,274 units with an aggregate cost of $1,780,674 of the Legg Mason Common Stock Fund were made during 2015. The market value of the Legg Mason Common Stock Fund held at December 31, 2015 and 2014 was $9,091,998 (400,273 units) and $11,808,251 (394,269 units), respectively.

Cash balances maintained by the Plan, the Legg Mason, Inc. common stock directly owned by the Plan, and shares of common stock held by the unitized Legg Mason Common Stock Fund were held by Merrill Lynch in investment accounts.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan invests in funds managed by affiliates of the Company. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN
EIN#: 20-3171699
Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	BIF Money Fund	Interest Bearing Cash	490,536	490,536	$490,536

*	401(K) Roadmap Fund Class R5	Interest in Collective Investment Trust	**	36,098	353,037
*	401(K) Roadmap 2015 Fund Class R5	Interest in Collective Investment Trust	**	184,049	1,772,394
*	401(K) Roadmap 2020 Fund Class R5	Interest in Collective Investment Trust	**	87,054	837,455
*	401(K) Roadmap 2025 Fund Class R5	Interest in Collective Investment Trust	**	567,870	5,479,943
*	401(K) Roadmap 2030 Fund Class R5	Interest in Collective Investment Trust	**	594,074	5,798,158
*	401(K) Roadmap 2035 Fund Class R5	Interest in Collective Investment Trust	**	524,029	5,119,761
*	401(K) Roadmap 2040 Fund Class R5	Interest in Collective Investment Trust	**	584,210	5,795,363
*	401(K) Roadmap 2045 Fund Class R5	Interest in Collective Investment Trust	**	193,392	1,904,915
*	401(K) Roadmap 2050 Fund Class R5	Interest in Collective Investment Trust	**	215,520	2,137,963
					29,198,989

	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies	**	371,102	16,818,325
	American Growth Fund of America, Class R6	Interest in Registered Investment Companies	**	331,847	13,701,957
	American Washington Mutual Investors Fund, Class R6	Interest in Registered Investment Companies	**	193,507	7,440,338
*	ClearBridge Aggressive Growth Fund, Institutional Class	Interest in Registered Investment Companies	**	99,042	20,219,495
*	ClearBridge Appreciation Fund, Institutional Class	Interest in Registered Investment Companies	**	335,091	6,611,354
*	ClearBridge Dividend Strategy Fund, Institutional Class	Interest in Registered Investment Companies	**	508,525	9,885,719
*	ClearBridge International Growth Trust, Institutional Class	Interest in Registered Investment Companies	**	107,751	3,729,261
*	ClearBridge International Small Cap, Institutional Class	Interest in Registered Investment Companies	**	108,494	1,670,802
*	ClearBridge Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	41,568	1,121,925
*	ClearBridge Mid-Cap Fund, Institutional Class	Interest in Registered Investment Companies	**	180,267	5,842,457
*	ClearBridge Small Cap Fund, Institutional Class	Interest in Registered Investment Companies	**	449,297	20,290,265
*	ClearBridge Small Cap Growth Fund, Institutional Class	Interest in Registered Investment Companies	**	105,914	2,957,112
*	ClearBridge Small Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	166,427	3,306,899
*	ClearBridge Value Trust, Institutional Class	Interest in Registered Investment Companies	**	518,620	38,870,584
	Davis Opportunity Fund, Class Y	Interest in Registered Investment Companies	**	253,377	7,249,121
	Dodge and Cox Balanced Fund	Interest in Registered Investment Companies	**	111,393	10,517,691
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	409,931	2,213,626
	Franklin Small-Mid Cap Growth Fund, Advisor Class	Interest in Registered Investment Companies	**	171,608	5,941,052
*	Legg Mason Brandywine Diversified Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	43,922	774,790
*	Legg Mason BW Global Opportunities Fund, Institutional Class	Interest in Registered Investment Companies	**	232,607	2,267,914
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interest in Registered Investment Companies	**	1,247,795	25,592,283
	PIMCO Foreign Bond Fund	Interest in Registered Investment Companies	**	301,587	2,988,726
	PIMCO Total Return Portfolio, Institutional Class	Interest in Registered Investment Companies	**	760,002	7,653,223
	Private Capital Management Value Fund, Institutional Class	Interest in Registered Investment Companies	**	214,046	2,960,260
*	QS Batterymarch Emerging Markets Trust, Institutional Class	Interest in Registered Investment Companies	**	184,259	2,793,366
*	QS Batterymarch International Equity Trust, Institutional Class	Interest in Registered Investment Companies	**	511,868	7,340,187
*	Royce Global Value Fund, Investment Class	Interest in Registered Investment Companies	**	85,354	1,095,097
*	Royce Pennsylvania Mutual Fund, Investment Class	Interest in Registered Investment Companies	**	1,303,364	12,160,391
*	Royce Special Equity Fund, Institutional Class	Interest in Registered Investment Companies	**	60,811	1,082,444
*	Royce Total Return Fund, Institutional Class	Interest in Registered Investment Companies	**	58,956	694,501
	SSGA S&P 500 Index Fund, Institutional Class	Interest in Registered Investment Companies	**	801,558	25,425,430
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	255,539	9,866,362
	Templeton World Fund Advisor Class	Interest in Registered Investment Companies	**	702,498	10,516,393
	Wells Fargo Emerging Markets Equity Fund	Interest in Registered Investment Companies	**	103,476	1,852,219
*	Western Asset Core Plus Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	683,227	7,809,282
*	Western Asset Corporate Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	147,486	1,731,490
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	87,514	953,899
*	Western Asset Institutional Liquid Reserves Fund, Institutional Class	Interest in Registered Investment Companies	**	15,573,204	15,573,203
*	Western Asset Short Duration High Income Fund, Institutional Class	Interest in Registered Investment Companies	**	623,033	3,202,390
*	Western Asset Short-Term Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	829,821	3,186,514
					325,908,347

*	Legg Mason, Inc. Retirement Bank Account	Money Market Deposit	**	4,247,369	4,247,369

*	Legg Mason, Inc. Common Stock	Common Stock	**	12,109	475,055
*	Legg Mason, Inc. Common Stock Fund	Unitized Fund	**	400,273	9,091,998

*	Participant Loans	Interest rates range from 4.25% to 9.25%, maturing through December 2020	0	N/A	3,012,465
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis is required to be disclosed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 17, 2016

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

By:	/s/ Brian K. Becker
Brian K. Becker
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.